SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE 29.300.016.331

NOTICE TO THE MARKET

São Paulo, February 9th, 2026 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), hereby informs its shareholders and the market in general that it has concluded the Company’s share buyback program started on August 9th, 2024, which was approved at the Board of Directors Meeting (“August/2024 Program”), according to the Material Fact disclosed on the same date. The Company acquired 14,820,500 (fourteen million, eight hundred twenty thousand, five hundred) shares on the stock exchange market regular trading session, at an average price of R$54.33/share, totaling R$805 million.

After carrying out the acquisition of shares under the August/2024 Program, the Company holds in treasury the amount of 28,020,765 (twenty-eight million, twenty thousand, seven hundred and sixty-five) common shares.

São Paulo, February 9th, 2026.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations